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Pitney Bowes Inc. - Form 8-K
							      Exhibit (i)

				Contacts:     Kerry Thalheim
					      Financial Relations Board (Paxar)
					      (212) 661-8030

					      Dawn Dover/Wendi Kopsick
					      Kekst and Company (Odyssey)
					      (212) 593-2655

					      Sheryl Y. Battles (Press)
					      Pitney Bowes Inc.
					      (203) 351-6808

					      Ernest J. Jackson (Financial)
					      Pitney Bowes Inc.
					      (203) 351-6349

FOR IMMEDIATE RELEASE

DEFINITIVE AGREEMENT REACHED FOR ACQUISITION OF PITNEY BOWES UNIT, MONARCH MARKING SYSTEMS, BY A NEW COMPANY JOINTLY FORMED BY PAXAR AND ODYSSEY PARTNERS

Pearl River, NY / New York, NY / Stamford, CT - - June 7 , 1995 -- Paxar Corporation (NYSE: PXR), Odyssey Partners, L.P., and Pitney Bowes
Inc. (NYSE: PBI)   today announced that they have reached a definitive
agreement for the acquisition of Pitney Bowes' Monarch Marking Systems subsidiary and related worldwide operations for $127 million in cash by a new company jointly formed by Paxar Corporation and Odyssey Partners. The acquisition is expected to close by June 30, 1995.

Monarch Marking Systems, Inc., headquartered in Miamisburg, Ohio, is a leading international manufacturer and marketer of bar code marking, tracking and control systems and supplies. The company had total revenue of approximately $250 million in 1994 and has operations in the U.S., Canada, Mexico, the United Kingdom, France, Australia, Germany, Hong Kong, Italy, Sweden and Singapore.

The buyers plan to operate Monarch on a completely stand-alone basis from Paxar and Odyssey.

Arthur Hershaft, Chairman and Chief Executive Officer of Paxar, stated, "Our investment in Monarch represents a very attractive opportunity to leverage our expertise in product identifications and systems. We are delighted to be joining Odyssey in further developing Monarch's position as a leading provider of bar code equipment and supplies. At the same time, our joint venture significantly increases Paxar's strategic flexibility going forward. While Paxar remains focused on the apparel and textile markets, Monarch provides bar code equipment and supplies to a far greater range of retail and industrial customers."

Mr. Hershaft continued, "Paxar will continue to utilize its management and financial resources to pursue its strategy of being a one-stop source of brand identification and information labeling products to the apparel and textile industries throughout the world."

Mr. Hershaft noted that Monarch's competitive strength is derived from its over 100 years as a leading supplier to retail and industrial customers; its large installed base of equipment; its broad product line; its extensive sales and service organizations; its global presence; its strong manufacturing capabilities; and its reputation as a provider of quality products.

Stephen Berger, General Partner of Odyssey Partners, commented, "We have long recognized the substantial investment opportunities being created by the changes in distribution systems around the world. This creative joint venture will enable Odyssey Partners to participate in these changes."

Pitney Bowes previously announced its intent to sell Monarch Marking Systems as part of an initiative to refine its strategic focus. Pitney Bowes expects to report an after-tax gain upon the closing of the sale. The company intends to use proceeds from the Monarch sale to pay down debt incurred since the beginning of 1994 in repurchasing its stock, and for other corporate purposes.

Odyssey Partners is a private investment firm founded in 1982 and has capital under management in excess of $2 billion. Since its inception, Odyssey has acquired over 50 companies and currently has a portfolio of over 20 companies covering a wide range of industries, including retailing, manufacturing, consumer products, technology and financial services.

Paxar Corporation is the world's leading manufacturer of identification products and systems for the apparel and textile industries including electronic printers for bar coding, in-plant labeling systems, printed labels, merchandise and bar code tags and woven labels. The company's products are marketed and distributed in more than 40 countries.

Pitney Bowes is a leading worldwide provider of innovative products and services which intelligently manage the movement of messages and packages through relevant networks.